Anvil Development – Leesville, LLC

Offering Memorandum



Up to $3,583,908 of Limited Partnership Equity Interest

Minimum Investment Amount: $25,000

Anvil Development – Leesville, LLC ("Anvil Development – Leesville, LLC" "the company," "we," or "us"), is offering up to $3,583,908 worth of Limited Partnership Equity Interest. The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The company must reach its Target Amount of $2,700,000 by February 28th, 2023. Unless the company raises at least the Target Amount of $2,700,000 under the Regulation CF offering by February 28th, 2023, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. 5 The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. This disclosure document contains forward looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward looking statements. Investors are cautioned not to place undue reliance on these forward looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

Project Summary

This 80 room limited-service hotel would provide an exterior full-size pool, full fitness gym, ample parking, executive meeting space and easy access to Fort Polk located in Leesville, Louisiana.

The Joint Readiness Training Center (JRTC) at Fort Polk in central Louisiana is home to the United States Army's premier Combat Training Center and multiple globally deployable combat formations. Fort Polk consists of approximately 7,500 Soldiers stationed at the base, 14,000 Family Members, 7,000 Department of the Army Civilians and contract employees working on base, and more than 42,000 retirees living in Central Louisiana who rely on the base for support and services.

Bio of Anvil Development Members

- Christopher Sharplin
  - IHG franchisee since 1997
  - Commercial/Residential Licensed Contractor
  - 20+ yrs Hotel Operator Experience
  - Multi Brand Ownership Experience including Best Western, Days Inn, Holiday Inn Express, Holiday Inn, and Choice Hotels
  - 18+ yrs of Residential Development Experience including Historical Preservation
- R. J. Fonseca
  - Louisiana Licensed Attorney
  - 15+ yrs Development Experience Residential/Commercial
  - Owner Residential Regional Title Company since 2001
  - Tulane University School of Law Graduate

Site Location


Holiday Inn Express
Leesville-Ft. Polk
$91
Hampton Inn
Leesville/Ft. Polk
Feb 7 – 8
$90
Main St
Main St
171
Alford Motors
PROPOSED
HOTEL
SITE
2.00 Acres ±
Hotel Leesville
LA Hwy 171
El Flamingo Mexican
Restaurant & Bar



Lincoln Builders has been contracted to complete construction of the project with an estimated time of 10-14 months from start to open.

Tim Brandon and Associates Architect/Engineer has been contracted and has completed the blueprint and due diligence required to have fire marshal approved and stamped prints.

HERSHA furniture fixtures and equipment provider has been contracted to handle purchasing and logistics of all soft goods, tile, furniture and IHG brand specific items throughout the project.

Lodging Feasibility Study and due diligence has been completed and can be reviewed at request.

Civil Engineering is complete as well as geosurvey and soil testing on site.

Site is currently cleared and has had fill dirt recently deposited for future use on development.

IHG (intercontinental Hotel Group) Franchise Information is also available on request.

This project is a shovel ready hotel development using the IHG Holiday Inn & Suites franchise with the following highlights:

- Holiday Inn Express & Suites is the time tested brand from industry leader Intercontinental Hotels Group

- Holiday Inn Express formula blue 2.0 concept has been jointly developed by franchisees, IHG, and leading industry professionals.

- Designed to weather down cycles while retaining the ability to compete for high rate business, Holiday Inn Express & Suites is ideally suited for Leesville/Fort Polk's robust military and business traveler market.

Proforma Budget

Total Development	$10,239,738
Mortgage Amount	$6,655,829
Down Payment	$3,583,908
Payments Per Year	12
Interest Rate	6%
Maturity	20
Amortization	20
Annual Debt Service	-$659,514

Project Cost Estimate	
Land	$300,000
Soft Cost	$36,750
Construction Budget	$8,874,855
FF&E	$839,133
Franchise Fee	$50,000
Preconstruction Services	$139,000
Total Project Cost	$10,239,738

Investor Payout

$25,000 per share estimated investor minimum

Quarterly Dividend Payout starting Q1 of completion of construction

10-14 month estimated construction period

Minimum projected investor ROI of 8%

5 year holding period

B1 bank has offered preliminary terms using a project cost number of $10,239,738. As long as the hotel appraises for that amount or higher, the maximum they will lend is 65% of this, or $6,655,829. Anvil Development would need at least $3,583,908 of cash available to inject into the project prior to loan origination.

Offering proceeds are expected to be used for the banks requirements of down payment to secure remaining proceeds necessary to complete project.

Developer Total Cost Budget

IHG Franchise Fee	$50,000
IHG Name Change Addendum	$5,000
Land Clearing - Legacy Construction	$16,000
Land 2 Acres	$300,000
Lincoln Builders Preconstruction Services	$15,000
HERSHA FF&E Contractor Services	$45,000
TBA Architect Engineer Services	$58,000
Civil Engineering - Monceaux Buller	$21,000
Lodging Feasibility Study	$4,800
Legal Services - Luke Mitchell	$1,350
Blueprints/Printing Services	$1,700
Smith Travel Research Reports	$2,400
GeoSurvey Report	$5,500
HPD FF&E Quote	$839,133
Lincoln Builders Total Base Bid	$8,874,855
	$10,239,738

Proforma Financial

Leesville, LA Holiday Inn Express & Suites

	Year 1	Year 2	Year 3	Year 4	Year 5
Occupancy	74%	80%	82%	84%	85%
Average Daily Rate	$136.51	$137.82	$139.78	$141.76	$143.75
INCOME					
Room Revenue	2,957,282	3,219,475	3,346,892	3,477,089	3,567,875
Food and Beverage	0	0	0	0	0
Other Revenue	2,069	2,069	2,069	2,069	2,069
Miscellaneous Income	693	693	693	693	693
GROSS REVENUE	**$2,960,044**	**$3,222,237**	**$3,349,654**	**$3,479,851**	**$3,570,637**
EXPENSE					
Advertising	$1,500	$1,500	$1,500	$1,500	$1,500
Amortization	$0	$0	$0	$0	$0
Data Processing Expense	$0	$0	$0	$0	$0
Bank Service Charges	$24,110	$24,110	$24,110	$24,110	$24,110
Depreciation	$0	$0	$0	$0	$0
Dues and Subscriptions	$825	$825	$825	$825	$825
Employee Benefits	$0	$0	$0	$0	$0
Information Systems Expense	$8,083	$8,083	$8,083	$8,083	$8,083
Insurance	$25,652	$25,652	$25,652	$25,652	$25,652
Interest/principal	$659,514	$659,514	$659,514	$659,514	$659,514
Licenses are Permits	$230	$230	$230	$230	$230
Management Fee	$0	$0	$0	$0	$0
Marketing & Sales	$18,115	$18,115	$18,115	$18,115	$18,115
Patron Expense	$27,409	$27,409	$27,409	$27,409	$27,409
Payroll Expense	$256,073	$256,073	$256,073	$256,073	$256,073
Payroll Tax Expense	$21,025	$21,025	$21,025	$21,025	$21,025
Professional Fees	$12,000	$12,000	$12,000	$12,000	$12,000
Property Tax	$27,345	$27,345	$27,345	$27,345	$27,345
Repairs and Maintenance	$7,500	$7,500	$7,500	$7,500	$7,500
Royalty Fees	$148,002	$161,112	$167,483	$173,993	$178,532
Supplies	$64,290	$64,290	$64,290	$64,290	$64,290
Training & Education	$915	$915	$915	$915	$915
Travel Agent Commission	$16,878	$16,878	$16,878	$16,878	$16,878
Travel Expense	$1,017	$1,017	$1,017	$1,017	$1,017
Uniforms	$0	$0	$0	$0	$0
Utilities	$73,427	$73,427	$73,427	$73,427	$73,427
Management Reserves	$0	$0	$0	$0	$0
FF&E Reserves	$29,600	$32,222	$33,497	$34,799	$35,706
TOTAL EXPENSES	**$1,423,510**	**$1,439,242**	**$1,446,887**	**$1,454,699**	**$1,460,146**
NET OPERATING INCOME	**$1,536,533**	**$1,782,995**	**$1,902,767**	**$2,025,152**	**$2,110,491**

Percentage Equity Split

45% Crowdfund through Vesterr

 108 shares at $25,000 initially with target total of $2,700,000

 Oversubscription allowed to maximum target total of $3,583,908

10% RJ Fonseca

45% Christopher Sharplin

Any remaining equity share will be divided pro rata depending on changes of banks down payment requirements.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Some factors that make hotel investment risky are the following:

 Seasonal travel cycles, leisure travel is inherently seasonal as summer months attribute to higher occupancy while winter typically there is less vacation travelers

 Business travel cycles, business travelers follow overall economic conditions, less business travelers occur during traditional downturns in the overall nationwide economy

 Occupancy and Average Daily Rate are the two most important factors in hotel revenue, while higher occupancy typically lends to higher revenue it is important to focus on keeping rates up

 Franchise hotel properties have a significantly better chance of success but franchise corporations are also businesses and can suffer the same image problems any global corporation can due to fraud and image problems

 Significant debt is necessary to build and operate hotels which lends itself to inherent risk associated with interest rate fluctuations and bank requirements

Recent Offering of Securities

We have not previously made issuance of any securities prior to this project.

Regulatory Information

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual Reports

The company has not filed annual reports to date. The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at www.anvildevelopment.net. The company must continue to comply with the ongoing reporting requirements until: (1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000; (3) it has filed at least three annual reports pursuant to Regulation Crowdfunding; (4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) it liquidates or dissolves its business in accordance with state law.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding

Regulatory Information

Disqualification Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding. Annual reports The company has not filed annual reports to date. The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at www.bluesphere.com/investors. The company must continue to comply with the ongoing reporting requirements until: (1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000; (3) it has filed at least three annual reports pursuant to Regulation Crowdfunding; (4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) it liquidates or dissolves its business in accordance with state law. Compliance failure The company has not previously failed to comply with the requirements of Regulation Crowdfunding

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12 month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12 month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12 month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply